

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 11, 2016

Ronen Luzon
Chief Executive Officer
My Size, Inc.
3 Arava St., pob 1026
Airport City, Israel 7010000

> **Re:     My Size, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 20, 2016**
> **File No. 333-213727**

Dear Mr. Luzon:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that you seek to register 141,428 shares of common stock issuable upon conversion of certain convertible notes.   In the last paragraph on page 2 of the prospectus, you disclose that payment for these convertible notes has been received in the form of checks that will be cashed by October 2016.  Please clarify why the checks have not been cashed and disclose any conditions that remain prior to cashing the checks.  Also provide us with your analysis as to your eligibility to register the underlying common stock at this time if the investor is not irrevocably bound to purchase the securities.  For guidance, please refer to Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations.

<u>Selling Stockholders, page 8</u>

2.      Footnote 1 of the Selling Stockholder table indicates in the last sentence that a stockholder has provided the company with checks pursuant to a payment schedule under an assignment agreement with another shareholder.  Please clarify your role in the transaction, including why you are receiving the payment for the shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Matthew Derby, Law Clerk, at (202) 551-3334 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286 with any questions.  If you require further assistance, you may contact the undersigned at (202) 551-3453.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Branch Chief - Legal
                                        Office of Information Technologies
                                        and Services

cc:     Andrea Cataneo, Esq.
        Sichenzia Ross Friedman Ference LLP